#507, 837 West Hastings Street Vancouver, BC, V6C 3N6 www.doratoresources.com Telephone: 604.685.1017 Facsimile: 604.685.5777

NR13-03

October 24, 2013

Dorato Resources Inc. Announces Completion of Share Consolidation

and Name Change to Xiana Mining Inc.

Vancouver, BC – Dorato Resources Inc. ("Dorato" or the "Company") (TSX-V: DRI, Frankfurt: D05) is pleased to announce that, further to its news release dated October 23rd, 2013, it has now filed the Notice of Alteration with BC Registry Services and, accordingly, the twenty for one share consolidation and change of name to Xiana Mining Inc. was effective as of October 23rd, 2013.

.About Dorato Resources Inc.

Dorato Resources Inc. is mineral exploration company focused on the highly prospective Northern Peru copper-gold porphyry-epithermal belt. The Cajamarca Region is an established mining district with excellent infrastructure.

On behalf of the board of directors of

DORATO RESOURCES INC.

/s/“Anton J. Drescher"

Anton J. Drescher,

Chief Financial Officer

For further information please contact:

ajd@harbourpacific.com

6-4/685.1017

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.